LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 15, 2023

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File No. 811-23226
Clough Long/Short Equity ETF and Clough Select Equity ETF (each a “Fund” and collectively, the “Funds”)

Dear Ms. Lithotomos:

This correspondence responds to the comments the Trust received from the staff (the “Staff ”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Preliminary Proxy Statement for the Funds filed November 27, 2023 (SEC Accession No. 0000894189-23-008593). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statement.

1.Staff Comment: In the answer to the question captioned “Why am I being asked to approve the new investment advisory agreement?”, please consider adding the inception date of the Funds.

Response: The Trust responds by revising the first sentence of the above-referenced answer as follows: “From each Fund’s inception on November 12, 2020 until August 28, 2023, . . .”

2.Staff Comment: Please supplementally confirm that the special shareholder meeting will occur within the 150-day term of the Interim Investment Advisory Agreement.

Response: The Trust so confirms.

3.Staff Comment: Please consider adding a separate Q&A that clearly states that the approval of the New Advisory Agreement by one Fund’s shareholders is not dependent on the approval of the New Advisory Agreement by the other Fund’s shareholders.

Response: The Trust responds by adding the following Q&A:

Q. Is the approval of the New Advisory Agreement by one Fund’s shareholders contingent on the approval of the New Advisory Agreement by the other Fund’s shareholders?

A. No. If a Fund’s shareholders approve the New Advisory Agreement, the New Advisory Agreement will take effect with respect to such Fund regardless of whether shareholders of the other Fund have approved the New Advisory Agreement.

4.Staff Comment: Please supplementally explain how the expenses of the proxy solicitation will be divided between the Prior Adviser and the New Adviser.

Response: The Trust responds by supplementally confirming that the expenses of the proxy solicitation are expected to be paid by the New Adviser or its affiliates. The Q&A and Proxy Statement have been revised to remove references to the Prior Adviser’s responsibility for payment of any expenses related to the proxy solicitation.

5.Staff Comment: The “Background” section under “Proposal: Approval of New Advisory Agreement” states: “The approval of the New Advisory Agreement should not have any effect on your investment experience . . .” Please revise the phrase “should not” to “will not.”

Response: The Trust responds by making the requested revision.

6.Staff Comment: Please supplementally explain why the fees payable under the Interim Advisory Agreement are held in escrow and why the Preliminary Proxy Statement contemplates that there may be management fees earned under the Interim Advisory Agreement in excess of the New Adviser’s costs.

Response: Because the then-managing member of the Prior Adviser is now serving as President and Chief Executive Officer, Partner, and Portfolio Manager of the New Adviser, the Interim Advisory Agreement was approved by the Trust’s Board of Trustees pursuant to Rule 15a-4(b)(2), which provides a temporary exemption from the shareholder approval requirement in Section 15(a) when the previous advisory contract is terminated by an assignment by an investment adviser or a controlling person of the investment adviser. Subsection (vi)(A) of the rule requires that compensation earned under the Interim Advisory Agreement be held in an escrow account. However, because subsection (vi)(C)(2) states that the New Adviser is entitled to receive that portion of the escrowed funds that constitute “any costs incurred in performing the interim contract” regardless of whether shareholders have approved the New Advisory Agreement and the Interim Advisory Agreement obligates the New Adviser to pay the operating expenses of the Funds, the escrowed monies will consist only of management fees in excess of the New Adviser’s costs incurred for the services provided under the Interim Advisory Agreement, if any. The Trust confirms that such compensation to be received by the New Adviser under the Interim Advisory Agreement will be no greater than that received under the previous advisory agreement.

7.Staff Comment: Please supplementally describe the “fall-out benefits” mentioned in the section “Recommendation of the Board of Trustees”.

Response: The Trust responds by supplementally explaining that “fall-out benefits” refers to indirect benefits that the New Adviser may enjoy from its relationship to the Funds, including attracting new clients based on the brand recognition developed from managing the Funds. Because such fall-out benefits are not expected to be material, the Trust does not believe it is necessary to provide additional details about such benefits in the Proxy Statement.

8.Staff Comment: The Staff notes that for non-routine proposals, under NYSE Rule 452, brokers are prohibited from voting in the absence of instructions of beneficial owners. Please revise the disclosure in the section “Abstentions and Broker Non-Votes” to remove references to the Funds counting any broker non-votes as present for purposes of determining the existence of quorum.

Response: The Trust responds by revising the disclosure in the section “Abstentions and Broker Non-Votes” as follows:

“~~As a result, aA~~bstentions ~~and broker non-votes (if any were to be submitted for any reason)~~ will be counted as present for purposes of determining the existence of a quorum, but will have the effect of a vote against the Proposal and any other matter properly brought before the Special Meeting that requires the affirmative vote of a percentage of a Fund’s outstanding shares present or outstanding.”

9.Staff Comment: The section “Abstentions and Broker Non-Votes” states: “If a quorum is not present at the Special Meeting, or a quorum is present at the Special Meeting but sufficient votes to approve the Proposal are not received, the chairman of the Special Meeting or the holders of a majority of a Fund’s shares present at the Special Meeting, in person or by proxy, may postpone or adjourn the Special Meeting with respect to such Proposal and such Fund to permit the further solicitation of proxies.” Pursuant to Rule 14a-4 under the Securities Exchange Act of 1934 (the “1934 Act”), please revise and include a separate proposal in the Proxy Statement and proxy card to adjourn the Special Meeting if a quorum is present but sufficient votes to approve the Proposal are not received.

Response: The Trust respectfully declines to add such a proposal to the Proxy Statement because the Trust believes that such a proposal is not required by Rule 14a-4, that state law and the Trust’s governing documents authorize the persons named as proxy to adjourn the Special Meeting, and that such position is consistent with formal positions of the Commission that may relate to this matter.

In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), the Commission withdrew proposed Rule 20a-4 under the 1934 Act, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule, the Commission stated:

“Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.”
The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Trust will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release.
We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the Commission’s Disclosure Operations: Proxy Rules Reference Book (1980):
“[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.”
In addition, the Proxy Statement explicitly states that the persons named as proxies may propose to adjourn the Special Meeting to permit further solicitation of proxies, as well as how such proxies will vote on such matters. In light of the staff’s comment and to further emphasize that persons named as proxies may adjourn the meeting, the Trust intends to add a similar statement to the proxy card. Accordingly, all shareholders who execute a proxy will have authorized the named proxies to adjourn the Special Meeting.

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 516-1603 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Senior Vice President
U.S. Bank Global Fund Service,
as Administrator to the Trust